EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement of Iconic Brands, Inc. on Form S-8 (filed on January 11, 2022) of our report dated March 31, 2023, on the consolidated financial statements of Iconic Brands, Inc. as of December 31, 2022 and 2021 and for the years then ended, which appears in the Annual Report on Form 10-K of Iconic Brands, Inc. for the year ended December 31, 2022. The report for Iconic Brands, Inc. includes an explanatory paragraph about the existence of substantial doubt concerning its ability to continue as a going concern. We also consent to the reference to our Firm under the caption “Experts” in the Registration Statement.

/s/ Mazars USA LLP

Fort Washington, PA

March 31, 2023